Exhibit 99.7

This Management Presentation contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include: expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; statements regarding tax liabilities and related proceedings; statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission; expectations concerning indemnification obligations; expectations concerning the costs associated with the suspension of operations at our Blandon Pennsylvania and Plant City, Florida plants; expectations that our credit facilities will be extended or renewed; expectations concerning dividend payments; projections of our operating results or financial condition; statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products; statements about our future performance; and statements about product or environmental liabilities. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Key Information - Risk Factors" beginning on page 6 of our Form 20-F filed on 8 July 2008 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters and changes in our key management personnel. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made. Disclaimer

General Update Marketing spend focused significantly given business conditions Non-metro markets Qualified Leads Commercial Team in place, CA/WA focus Artisan Matrix (tm) panel HardieWrap(tm) Weather Barrier Rolled - out in South/West Current Business Development/Marketing Initiatives

Major initiatives to drive PDG/mix shift Multi-Family (+ Commercial) Market shift National effort New panel solutions C+ Job Pack Color model tailored to South/West Current Business Development/Marketing Initiatives

Commercial is a natural expansion path for James Hardie. Attractive Segment Available market (low rise, higher value siding): ~1BSF Our products offer good price/performance mix Strategic for James Hardie Diversification from residential construction Market readiness / FC acceptance Risk mitigation: if we don't offer solutions, market can find its own Commercial

Pipeline Launch Market Offerings New panel (Matrix, Reveal) Existing panel, plank, trim, etc. Dedicated sales Installation support Technical support Tailored marketing materials In conjunction with Multi-Family, we offer panel solutions through a dedicated commercial presence in Washington and California. Commercial Other Office Worship Retail Public/Recreation Educational Mixed Use (Retail & Multi- Family)

Existing Panel Product: New Installation System Commercial: New Panel Solutions

General Update Launch South & West launched end of FY08 Market Focus Quality builders James Hardie R&R contractors Multi-Family Marketing Value HardieWrapTM Weather Barrier Update

James Hardie

HardieWrap Market Opportunity

U.S. Housewrap Market Share (%)*


Other, 32%
Fiberweb
(Typar), 13%
Dupont
(Tyvek), 55%

Market Overview

Wrap Revenue*

- Approx US $260 MM

Wrap Volume*

- Approx 4.0 BSF

Market shifting towards wrap (from felt & nothing)

*Based on Frost & Sullivan Study, Oct 2005 and JH estimates

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Artisan is our premium line of architectural grade building products. Artisan delivers: Premium products Exceptional quality Unique innovation Launched in Atlanta in September 2007 Artistry Meets Accuracy

Artisan(r) Lap HardiePlank(r) Siding Price US $1350/msf US $600/msf Thickness 5/8" 5/16" Weight 4.0 lbs 2.3 lbs Widths 5 1/4", 7 1/4", 8 1/4" 5 1/4", 6 1/4", 7 1/4", 8 1/4, 9 1/4", 12" Length 12 feet 12 feet Machined Features Back Bevel Tongue & Groove ends Nail line N/A Texture Smooth Woodgrain texture Smooth Cedarmill Select Rustic Beaded Colonial Finish Primed Primed C+ Artisan(r) Lap Compared to HardiePlank

Artisan(r) Lap Artisan Accent(tm) Trim Artisan Matrix(tm) Panel Artisan is a suite of products for the high end of the cladding market. Artisan(r) Exterior Products

In more developed FC markets, the high end of the market desires opportunity to differentiate Artisan provides the high end of the market with a unique siding product that enables differentiation Business Strategy Risk Tolerance Quality and Features (Q) Key Brands (B) Cost per Square Foot (C) Visionary (V) Early Follower (E) Late Follower (L) Artisan ColorPlus ColorPlus HardiePlank Artisan Cemboard Artisan protects/strengthens James Hardie in the high end of the market. Artisan Positioning

Several Matrix panel installations (plus commercial) Launch: August 31, 2008 (West only to-date) Artisan Matrix(tm) Panel targets high end builders/architects who prefer a contemporary aesthetic. Artisan(r) Exterior Products

"The Artisan Matrix(tm) Panel by James Hardie gave us the flexibility to add a contemporary twist on a traditional design. We were able to break away from the 'same old look' while maintaining the confidence and security that comes with using a fiber cement product." Daimon Doyle, Doyle Custom Homes, Olympia, WA Parade of Homes

Artisan(r) Lap plays into emerging architectural trends as well. Home in Oregon

James Hardie

Artisan Roll-out

The Artisan launch was initially limited to gain key learnings (e.g., installation) and assure quality; focused on visionary HardiePlank users and builders currently using cedar.

- Exception: Dallas – brick dominated high end; long-term design change play



Seattle
Portland
Dallas
Austin
Houston
Atlanta

Launched FY O8

Atlanta, Seattle, Portland, Houston, Dallas, Austin , Hawaii

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Visionary Builders are most prevalent in the custom home building segment. Build 5-10 homes annually 6-9 months lead time between conversion and use Targeting

Launched in FY09 California, Idaho, MT, LA, MS, AL, Carolinas, Denver Future Launch Launched FY 08 Atlanta, Seattle, Portland, Houston, Dallas, Austin , Hawaii Hawaii NY Dallas Atlanta Denver Minneapolis Austin Houston Tahoe Seattle Portland Raleigh SC Coast Focus on the Gulf Coast Areas Idaho MT LA MS Alabama MA NE IA IL NJ DC NE WI ND SD KS MO MI IN KY In FY'09 we are leveraging our early learnings to move into new regions. Artisan Roll-out

Target larger Builders Focused sales execution Ensure channel set-up in each market Generalist expectations Aggregated builder events Leverage R&R (for high end re-sides) Shorter lead times Direct marketing/sales to 330 JH preferred remodelers General marketing support Direct mail program to architects, builders; followed up by Inside Sales We have several initiatives to accelerate market penetration. Growth Initiatives

Definitions Financial Measures - US GAAP equivalents EBIT and EBIT Margin - EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated from our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies. Operating profit - is equivalent to the US GAAP measure of income. Net operating profit - is equivalent to the US GAAP measure of net income. Sales Volumes mmsf - million square feet, where a square foot is defined as a standard square foot of 5/16" thickness. msf - thousand square feet, where a square foot is defined as a standard square foot of 5/16" thickness. Endnotes

Financial Ratios Gearing Ratio - Net debt (cash) divided by net debt (cash) plus shareholders' equity. Net interest expense cover - EBIT divided by net interest expense. Net interest paid cover - EBIT divided by cash paid during the period for interest, net of amounts capitalised. Net debt payback - Net debt (cash) divided by cash flow from operations. Net debt (cash) - Short-term and long-term debt less cash and cash equivalents. Endnotes